Exhibit 99.1

Aurora Announces Investment into German Manufacturing Facility

NASDAQ | TSX: ACB

Facility investment includes adopting the company's unmatched global manufacturing practices for superior cannabis production and quality

EDMONTON, AB, Sept. 18, 2025 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, announces an investment over five years into operational upgrades at its EU-GMP manufacturing facility in Leuna, Germany. Building on best practices proven at Aurora's Canadian facilities, these improvements will increase flower growth capacity, product quality and drive cost efficiency.

"This investment marks a significant milestone in our commitment to operational excellence and long-term growth in Europe," said Alex Miller, Executive Vice President of Operations, Science and Supply Chain at Aurora. "These upgrades will strengthen our supply chain resilience, expand our domestic capabilities in EU-GMP certified manufacturing, and position us to best meet the growing demand for high-quality medical cannabis in Europe with precision and efficiency."

Aurora's global manufacturing network upholds the highest manufacturing standards that will be adopted at the German facility. With the goal of maximizing cultivation volume, the upgrades include commissioning additional grow rooms, new irrigation and lighting systems in existing rooms, and transitioning to hang dry and dry trim.

As one of only three licensed cultivation facilities in the country, Aurora Leuna plays a pivotal role in supplying high-quality, locally grown medical cannabis to meet the needs of Germany's expanding patient base. Aurora Leuna currently grows cultivars under the IndiMed brand, and this expansion will enable the site to grow additional cultivars available from Aurora's leading genetics library. By continuously investing in operational capabilities, Aurora is best positioned to serve international markets at the highest standards.

About Aurora Cannabis Inc.

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.  Forward-looking statements in this news release include, but are not limited to, those regarding: (i) the Company's planned investment into operational upgrades at its manufacturing facility in Leuna, Germany; (ii) the expected benefits including increased flower growth capacity, product quality and cost efficiencies, the strengthening of the Company's supply chain resilience, expansion to the Company's domestic capabilities in EU-GMP certified manufacturing, and the positioning of the Company to best meet the growing demand in Europe; and (iii) the Company's commitment and ability to continue to serve international markets at the highest standards.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 18-SEP-25